

12 June 2006

By Courier



U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the Group CEO leaving NOL during second half of 2006. Attached is a copy of the announcement for your attention, please.

Yours faithfully



Marjorie Wee (Ms)
Company Secretary



PROCESSED
JUN 20 2006
THOMSON
FINANCIAL

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Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2006\Letter to SEC (Elliott Staffin) - 12Jun06.DOC







Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	12-Jun-2006 17:29:33
Announcement No.	00082

>> Announcement Details

The details of the announcement start here ...



Announcement Title * GROUP CEO WILL LEAVE NOL DURING SECOND HALF OF 2006

Description

Pursuant to Clause 704(7) of the Singapore Exchange Listing Manual, the Board of Directors of Neptune Orient Lines Limited wishes to inform that the Company has today released the attached announcement on the above.

Attachments:

NOLCEO.pdf
Total size = **28K**
(2048K size limit recommended)

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FOR IMMEDIATE RELEASE

GROUP CEO WILL LEAVE NOL DURING SECOND HALF OF 2006

SINGAPORE 12 June 2006: Neptune Orient Lines (NOL) today announced that Group President and Chief Executive Officer (CEO) David Lim will leave the Company during the second half of 2006.

The Company has commenced a global executive search to identify a new CEO.

Mr Lim has agreed to continue as Group President and CEO until a handover to his successor is complete, or until the end of 2006, to effect a smooth transition.

Mr Lim has been Group President and CEO of NOL since July 2003.

NOL Chairman Mr Cheng Wai Keung said: "David Lim has led the Company through one of its most successful periods. The profits achieved in 2003, 2004 and 2005 represent the best annual financial performances in the history of the Company.

"He will leave the Company in great shape and as an acknowledged leader in its industry. NOL has a strong balance sheet, an excellent management team and committed employees.

"David Lim has had a particular focus on the development of a clear strategy for the Company, to which the Board continues to be firmly committed.

"The Board's immediate priority will be to identify a new CEO to lead the NOL Group through the next phase of its development, with an emphasis on the execution of the strategy and a continuing focus on growth and the delivery of results".

Mr Lim said: "It has been a privilege to lead a talented team of people that make up the NOL Group through a very dynamic period, and we can all be proud of the successes that have been achieved. I believe the Company will continue to lead the industry and excel, as it sees through the strategy that it now has to guide its growth."

Mr Cheng said: "On behalf of the Board of Directors and employees of NOL Group, I would like to thank David Lim for the contribution he has made to the success of our Company in recent years. I am looking forward to continuing to work closely with David over the months ahead."

Media Enquiries:

Mr. Paul Barrett
Director Corporate Communications
Telephone: (65) 6371 7959
Facsimile: (65) 6275 8131
paul_barrett@nol.com.sg

Investor Enquiries:

Ms. Lim Siew Siew
Director Investor Relations
Telephone: (65) 6371 5028
Facsimile: (65) 6371 7690
siew_siew_lim@nol.com.sg

About NOL



NOL is a Singapore-based global transportation and logistics company. Its container transportation arm, APL, provides customers around the world with container transportation services that combine high quality inter-modal operations with state-of-the-art information technology. Its supply chain services arm, APL Logistics, provides international, integrated logistics services and solutions, employing the latest IT and data connectivity for maximum supply chain visibility and control. NOL Web site: www.nol.com.sg

Neptune Orient Lines Limited
456 Alexandra Road, NOL Building
Singapore 119962, Republic of Singapore
Tel: (65) 6278 9000, Fax: (65) 6278 4900
Company Registration Number: 196800632D
Website: www.nol.com.sg